PACIFIC NORTH WEST CAPITAL CORP.

September 7, 2012

To:	British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102, Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders of Pacific North West Capital Corp. (the “Company”) held on September 6, 2012 in Vancouver, BC. Each of the matters is described in greater detail in the Company’s management information circular dated July 25, 2012.

Description of Matter

1.	Number of Directors

According to the proxies received, the number of directors was set at five.

2.	Election of Directors

According to proxies received , the following five management nominees were elected as directors of the Company to hold office until the close of the next annual meeting of the Company’s shareholders:

Harry Barr Linda Holmes Dennis Hop John Londry Jordan Point

3.	Appointment of Auditors

According to proxies received, James Stafford, Inc., Chartered Accountants were appointed as the Company’s auditors for the ensuing fiscal year and the directors were authorized to fix the remuneration to be paid to the auditors.

4.	Equity Investments in Other Companies

According to proxies received from disinterested shareholders, the Company is permitted, after conducting sufficient due diligence, and at the discretion of management, to (i) purchase securities of other public and/or private companies (which companies may or may not be affiliated with the Company) which are focused on exploration, development and production in the mining industry; and/or (ii) purchase securities of service companies related to the mining industry; and/or (iii) invest in an Initial Public Offering of a new public company, so long as the Company maintains sufficient working capital and sufficient funds to fund its ongoing exploration and development expenditures and operations.

5.	There was no other business brought before the shareholders for a vote.